SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 EDENTIFY, INC.
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   279657 10 0
                                 (CUSIP Number)


                                 JOHN P. DOROCKI
                            FACE2FACE ANIMATION, INC.
                             2 KENT PLACE BOULEVARD,
                            SUMMIT, NEW JERSEY 07901
                                 (908) 598-7460
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 29, 2005
             (Date of Event Which Requires Filing of This Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                  SCHEDULE 13D

---------------------- -------------------------------------------- ------------
CUSIP NO. 279657 10 0                                                Page 2 of 6
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        face2face animation, inc.
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC USE ONLY
------ -------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        00
------ -------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER              8,500,000
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER                    0
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER         8,500,000
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER               0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,500,000
------ -------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
------ -------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    33.3%
------ -------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        CO
------ -------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER:

     This statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of Edentify, Inc. (f/k/a Budgethotels Network, Inc.), a Nevada corporation (the "Issuer").

     The principal executive offices of the Issuer are located at 74 West Broad Street, Suite 350, Bethlehem, Pennsylvania 18018.

ITEM 2. IDENTITY AND BACKGROUND:

     This statement is being filed by face2face animation, inc., a Delaware corporation (the "Reporting Person"). The principal business of the Reporting Person is the design and development of media and computer software. The business address of the Reporting Person is 2 Kent Place Boulevard, Summit, New Jersey 07901.

     The directors of the Reporting Person are George D. Caravias, John P. Dorocki and Jeffery S. McCormick (the "Directors"). Mr. McCormick is the director nominee of Saturn Capital, Inc., a Massachusetts corporation ("Saturn"). Mr. McCormick has advised the Reporting Person that he is in sole control of Saturn.

     The executive officers of the Reporting Person (the "Executive Officers") and their respective positions with the Reporting Person are as follows:

        John P. Dorocki                        Executive Chairman
        George D. Caravias                     Chief Executive Officer
        Dr. Eric D. Petajan                    Chief Scientist

     The business address of Messrs. Dorocki, Caravias and Petajan is c/o face2face animation, inc., 2 Kent Place Boulevard, Summit, New Jersey 07901. The business address of Mr. McCormick and Saturn is c/o Saturn Management, Inc., 75 Federal Street, Boston, Massachusetts.

     The principal occupation of Mr. Dorocki is Executive Chairman of the Reporting Person. The principal occupation of Mr. Caravias is Chief Executive Officer of the Reporting Person. The principal occupation of Mr. Petajan is Chief Scientist of the Reporting Person. The principal occupation of Mr. McCormick is President of Saturn. The business of Saturn is investment banking and venture capital.

     Neither the Reporting Person nor any of the Directors, Executive Officers or Saturn has been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).


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

     Neither the Reporting Person nor any of the Directors, Executive Officers or Saturn has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Each of the Directors and Executive Officers is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Pursuant to the terms of a Share and Warrant Issuance Agreement, dated as of May 27, 2005, between the Issuer and the Reporting Person (the "Issuance Agreement"), the Issuer issued to the Reporting Person, as of August 29, 2005, 7,500,000 shares of Common Stock and a warrant to purchase 1,000,000 shares of Common Stock (the "Warrant") in consideration of the Reporting Person's execution and delivery of a Patent and Technology License Agreement, dated as of May 27, 2005 (the "License Agreement"), and a Development Agreement, dated as of May 27, 2005 (the "Development Agreement"), and the grant to the Issuer of the rights thereunder. Pursuant to the License Agreement, the Reporting Person, among other things, provided to the Issuer an exclusive license to use the Licensed Technology for Security Applications (each as defined in the License Agreement). 5,000,000 of the 7,500,000 shares of Common Stock are held in escrow by the Issuer until certain conditions set forth in the Issuance Agreement have been fulfilled or waived. During the escrow period, the Reporting Person has the right to vote such shares and to own any dividends issued with respect thereto.

ITEM 4. PURPOSE OF TRANSACTION:

     The Reporting Person has acquired the Common Stock and Warrant as consideration for its execution and delivery of the License Agreement and the Development Agreement. Although the Reporting Person acquired approximately 33.3% of the Issuer's outstanding shares of Common Stock, the Reporting Person does not currently intend to exercise any control over the Issuer. The Reporting Person, however, may engage in communications with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. The Reporting Person may also engage in communications with potential customers of the Issuer who want to sublicense the Issuer's technology and with suppliers who will be integrating with the Issuer's technology. The Reporting Person intends to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, may acquire additional shares of Common Stock as it deems appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, the Reporting Person may dispose of some or all of the shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

     As indicated in Item 3 of this Schedule 13D, 5,000,000 of the 7,500,000 shares of Common Stock are held in escrow with the Reporting Person having sole voting power over 7,500,000 shares and sole dispositive power over 2,500,000 shares. Therefore, the Reporting Person beneficially owned in the aggregate 7,500,000 shares of Common Stock and the Warrant to purchase 1,000,000 shares of Common Stock, as of August 29, 2005. As such, the Reporting

Person beneficially owned, as of such date, approximately 33.3% of the outstanding Common Stock. The number of outstanding shares of Common Stock is based on information provided to the Reporting Person by the Issuer on September 8, 2005. The Warrant, with terms set forth in a Common Stock Purchase Warrant, is exercisable for five years commencing August 29, 2005 at an exercise price of $1.00 per share.

     The Directors may be deemed to have:

     o shared voting power over the 7,500,000 shares of Common Stock held by the Reporting Person

     o shared dispositive power over the 2,500,000 shares of Common Stock held by the Reporting Person and

     o shared voting and dispositive power over the 1,000,000 shares of Common Stock issuable upon exercise of the Warrant.

     None of the Directors, Executive Officers or Saturn own any shares of Common Stock.

     Neither the Reporting Person nor any of the Directors, Executive Officers or Saturn has effected any transactions in the Common Stock during the past 60 days.

     No person other than the Reporting Person has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Common Stock beneficially owned by the Reporting Person.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     The information set forth in Item 3 and in Item 5 (with respect to the Common Stock Purchase Warrant) of this Schedule 13D is incorporated herein by reference. Other than the Issuance Agreement and the Common Stock Purchase Warrant, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:


Exhibit 1           Issuance Agreement
Exhibit 2           Common Stock Purchase Warrant

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 9, 2005

                                               FACE2FACE ANIMATION, INC.

                                               By: /s/ John P. Dorocki
                                                   --------------------------
                                                   John P. Dorocki
                                                   Executive Chairman






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